

Mail Stop 4631

June 27, 2017

<u>Via E-Mail</u>
Charles A. Ross, Jr.
President and Chief Executive Officer
American Rebel Holdings, Inc.
718 Thompson Lane, Suite 108-199
Nashville, Tennessee 37204

>   **Re: American Rebel Holdings, Inc.**
>   **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14C**
>   **Filed June 19, 2017**
>   **File No. 000-55728**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Proposed Change in Control of Registrant, page C3</u>

1. We note that your revised preliminary information statement attempts to incorporate information by reference information that is required by Item 14(c) of Schedule 14A. Please revise your Information Statement to provide the information required by Item 14(c) of Schedule 14A in the body of the Information Statement. We will not object to having these revisions disclosed in the Definitive Information Statement, which you are required to file pursuant to Section 14c-5(b) of Regulation 14C. Once the Definitive Information Statement is filed, we will then be in a position to close our review, however, we express no opinion on whether or not you have met the requirements contained in Section 14a-2(b) of Regulation 14C as it relates to the timing of the filings you have made for this notice of action taken by written consent.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
 Blair Krueger, Esq.